VIA EDGAR

March 28, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention: Ruairi Regan and Mary Beth Breslin

Re: WEN Acquisition Corp

Draft Registration Statement on Form S-1

Submitted February 25, 2025

CIK No. 0002057043

Dear Mr. Regan and Ms. Breslin:

WEN Acquisition Corp (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 24, 2025 relating to the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), submitted by the Company to the Commission on February 25, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. This letter will be filed concurrently with the filing of Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”).

Draft Registration Statement on Form S-1

Cover Page

1.	Please describe on the cover page and in the summary the anti-dilution adjustments that may result in the issuance of additional securities to the sponsor, its affiliates and promoters in connection with any change in the size of the offering to maintain the number of founder shares at 20% upon the offering’s consummation. We note your disclosure on page 19 that you may increase or decrease the size of the offering pursuant to Rule 462(b) under the Securities Act. Please disclose on the cover page whether and the extent to which these securities issuances may result in a material dilution of the purchaser’s equity interests, as required by Items 1602(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page, and pages 12 through 14 and 114 of Amendment No. 1.

Proceeds to be held in trust account, page 22

2.	Please reconcile the disclosure in this section that funds held in the trust account may be released to pay taxes with the disclosure on page 51 that funds may be released to pay certain other expenses and on page 89 which references the release of funds up to $100,000 to pay dissolution expenses.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 24, 53, 66, 126 and 189 of Amendment No. 1.

Conflicts of Interest, page 33

3.	We note your disclosure that your sponsor, officers and directors could have conflicts of interest in determining whether to present business combination opportunities to you or to any other SPAC with which they may become involved. Please revise your conflicts disclosure to reflect the current involvement of certain members of your management with existing SPACs such as Launch One Acquisition Corp and Launch Two Acquisition Corp and clarify how opportunities to acquire targets are allocated among SPACs. See Items 1602(b)(7) and 1603(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 35 of Amendment No. 1.

Dilution, page 92

4.	We refer to your tables beginning on page 92 showing your calculations of net tangible book value presented in quartile intervals assuming full exercise and no exercise of the over-allotment option. It appears the calculations labeled “With Over-Allotment” are made assuming no exercise of the over-allotment option and the calculations labeled “Without Over-Allotment” are made assuming full exercise of the over-allotment option. Please reconcile and revise your presentation throughout your filing to properly label the assumptions used in your calculations.

Response: In response to the Staff’s comment, the disclosures on pages 95 and 96 of Amendment No. 1 have been revised.

5.	Please expand your disclosure outside the table to highlight that you may need to issue additional securities as you intend to seek an initial business combination with a target company with an enterprise value greater than the net proceeds of the offering and the sale of private placement warrants, as stated on page 10 of your prospectus.

Response: In response to the Staff’s comment, the disclosures on page 94 of Amendment No. 1 have been revised.

SPAC Experience, page 101

6.	For each of the SPAC business combinations referenced in this section please revise to disclose the financing needed for the transactions. Also, disclose the level of redemptions for FTAC Olympus Acquisition Corp.

Response: In response to the Staff’s comment, the disclosures on pages 3 through 4 and 104 through 105 of Amendment No. 1 have been revised.

Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 147

7.	Please reconcile your disclosure in this section regarding the transfer of securities by Cantor Fitzgerald with the disclosure on pages 13 and 112.

Response: In response to the Staff’s comment, the disclosures on page 150 of Amendment No. 1 have been revised.

***

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Stuart Neuhauser at sneuhauser@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Julian Sevillano
Julian Sevillano Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

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